                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                  FORM 11-K


(Mark One)

  [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

        For the fiscal year ended DECEMBER 31, 1994.

                                      OR

  [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

        For the transition period from _______ to _______

        Commission file number 0-11309.


  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      GALILEO ELECTRO-OPTICS CORPORATION
                         EMPLOYEE STOCK PURCHASE PLAN


  B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      GALILEO ELECTRO-OPTICS CORPORATION
                          GALILEO PARK, P.O. BOX 550
                       STURBRIDGE, MASSACHUSETTS  01566


Financial Statements of the Plan
- --------------------------------

Report of Independent Auditors.

    1.  Statements of Financial Condition.
    2.  Statements of Changes in Plan Equity.
    3.  Notes to Financial Statements.


Exhibit
- -------

Consent of Ernst & Young to the incorporation by reference in the Registration Statement (Form S-8, No. 33-7702) pertaining to the plan, and in the related prospectus, of their report dated March 6, 1995 with respect to the plan financial statements for the year ending December 31, 1994.

                                  SIGNATURE


         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                GALILEO ELECTRO-OPTICS CORPORATION
                                EMPLOYEE STOCK PURCHASE PLAN

                                /s/ Josef W. Rokus
                                --------------------------------
                                Josef W. Rokus
                                Vice President, Finance
                                 & Chief Financial Officer



Date:  March 22, 1995

                              FINANCIAL STATEMENTS

                       GALILEO ELECTRO-OPTICS CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                     YEARS ENDED DECEMBER 31, 1994 AND 1993

                       GALILEO ELECTRO-OPTICS CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                              FINANCIAL STATEMENTS


                     Years ended December 31, 1994 and 1993



                                    CONTENTS

Report of Independent Auditors  . . . . . . . . . . . . . . . .  1

Audited Financial Statements

Statements of Financial Condition . . . . . . . . . . . . . . .  2
Statements of Changes in Plan Equity  . . . . . . . . . . . . .  3
Notes to Financial Statements . . . . . . . . . . . . . . . . .  4

[LETTERHEAD]



                        Report of Independent Auditors


The Employee Stock Purchase Plan Committee
Galileo Electro-Optics Corporation
     Employee Stock Purchase Plan

We have audited the accompanying statements of financial condition of the Galileo Electro-Optics Corporation Employee Stock Purchase Plan as of December 31, 1994 and 1993, and the related statements of changes in plan equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Galileo Electro-Optics Corporation Employee Stock Purchase Plan at December 31, 1994 and 1993, and the changes in its plan equity for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


                                                        /s/ Ernst & Young LLP
                                                        ERNST & YOUNG LLP

March 6, 1995

                      Galileo Electro-Optics Corporation
                         Employee Stock Purchase Plan

                      Statements of Financial Condition


                                                                                      DECEMBER 31
                                                                                 1994              1993
                                                                              ---------------------------
        ASSETS
        Investment in common stock at market (cost
           $190,607 and $227,195 at 1994 and 1993,
           respectively) (Note 4)                                             $103,067           $111,267

        Cash and cash equivalents                                                1,481              2,243
                                                                              ---------------------------
        Total assets                                                          $104,548           $113,510
                                                                              ===========================

        LIABILITIES AND PLAN EQUITY
        Accounts payable                                                      $ 16,768         $    2,601

        Plan equity:
           Vested                                                               80,827             77,636
           Nonvested                                                             6,953             33,273
                                                                              ---------------------------
           Total plan equity                                                    87,780            110,909
                                                                              ---------------------------
        Total liabilities and plan equity                                     $104,548           $113,510
                                                                              ===========================

See accompanying notes.


                       GALILEO ELECTRO-OPTICS CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                      STATEMENTS OF CHANGES IN PLAN EQUITY


                                                                       YEAR ENDED DECEMBER 31
                                                              1994              1993               1992
                                                          --------------------------------------------------
        Interest income                                   $       27        $         35        $      167

        Net appreciation (depreciation) in fair
           value of investments (Note 4)                      28,388            (136,011)           98,175

        Realized loss on shares sold (Note 5)                (13,337)             (8,514)          (12,822)

        Contributions:
           Employee                                           15,619              26,842            24,496
           Employer                                            6,620              12,737            11,310
                                                          --------------------------------------------------
        Total contributions                                   22,239              39,579            35,806

        Withdrawals                                          (60,446)            (36,485)          (51,179)
                                                          --------------------------------------------------
        Increase (decrease) in plan equity                   (23,129)           (141,396)           70,147

        Plan equity at beginning of year                     110,909             252,305           182,158
                                                          --------------------------------------------------
        Plan equity at end of year                        $   87,780            $110,909          $252,305
                                                          ==================================================


See accompanying notes.

                       GALILEO ELECTRO-OPTICS CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993




1.  DESCRIPTION OF PLAN

Galileo Electro-Optics Corporation (the Company) adopted an Employee Stock Purchase Plan (the Plan) on June 18, 1986, pursuant to which employees may purchase shares of the Company's common stock through payroll deductions and receive partially matching contributions from the Company to purchase additional common stock. In addition to payroll deductions, employees are allowed to make direct contributions to the Plan.

Any full-time employee of the Company is eligible to participate in the Plan if he or she is at least eighteen years of age and has been employed by the Company for twelve consecutive months. In addition, any part-time employee who meets the same age requirements and has been in the Company's employ for twenty-four consecutive months is eligible. Participation in the Plan is strictly voluntary.

The Plan is administered by a committee appointed by the Board of Directors of the Company.

2.  SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

Investments in common stock of the Company are purchased in the open market. Shares are carried at market value based upon the latest reported sales price. Monthly stock purchases are recorded at the average of the market values during the month. Realized gains and losses are determined on an average cost basis.

ADMINISTRATIVE EXPENSES

All expenses of the Plan are paid by the Company.

CONTRIBUTIONS

In any given year, the maximum amount of contributions that a participant may make is $1,000. Matching employer contributions are made on a sliding scale as follows:

                 50%                                                       First $250
                 40%                                                      Second $250
                 30%                                                        Last $500

                      Galileo Electro-Optics Corporation
                         Employee Stock Purchase Plan

                  Notes to Financial Statements (continued)



2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAX STATUS

The Plan is a nonqualified profit-sharing plan under the Internal Revenue Code of 1986 (the Code). Company contributions are tax deductible expenses for the Company at the time the participant's interest in the contributions vest. Company contributions will result in taxable ordinary income to participants when their interests in such contributions are vested. Hence, the Plan itself is not subject to income taxes.

The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, which relates to the protection of employee benefit rights, because it is not a plan of deferred compensation and is not subject to
Section 401(a) of the Code.

3.  VESTING AND BENEFITS

Common stock purchased with a participant's contributions becomes vested in the participant's account immediately. Common stock purchased with Company contributions becomes vested in the participant's account on January 1 of the second plan year following the plan year during which such contributions are made. Additional shares resulting from a stock split or stock dividend vest immediately. A participant's account derived from Company contributions will also vest upon his or her sixty-fifth birthday, upon early retirement with twenty years of service, disability or death, or upon termination of the Plan. If a participant makes withdrawals, the unvested portion of his or her account will be forfeited proportionately to the amount of vested shares withdrawn.

Upon retirement at age sixty-five, the participant shall be entitled to receive the entire number of shares of common stock held in his or her account and cash equal to the value of any fractional share, including any portion which would not otherwise be vested at that time.

At December 31, 1994 and 1993, there were 89 and 118 Plan participants, respectively.

                       Galileo Electro-Optics Corporation
                          Employee Stock Purchase Plan

                   Notes to Financial Statements (continued)




4.  NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

Investments consisted of 26,598 shares, 28,714 shares, and 27,679 shares of the Company's $.01 par value common stock at December 31, 1994, 1993 and 1992, respectively. The cost of such shares amounted to $190,607, $227,195, and $232,488, at December 31, 1994, 1993 and 1992, respectively. Net unrealized appreciation (depreciation) of investments is as follows:

           Balance at December 31, 1991                                                        $(78,092)
           Change for the year                                                                   98,175
                                                                                               --------
           Balance at December 31, 1992                                                          20,083
           Change for the year                                                                 (136,011)
                                                                                               --------
           Balance at December 31, 1993                                                        (115,928)
           Change for the year                                                                   28,388
                                                                                               --------
           Balance at December 31, 1994                                                        $(87,540)
                                                                                               ========

5.  REALIZED LOSSES
The realized loss on shares sold was determined as follows:

                                                      AVERAGE                                  REALIZED
                                                        COST              PROCEEDS               LOSS
                                                      --------------------------------------------------
           Year ended December 31, 1992                $47,417              $34,595            $(12,822)

           Year ended December 31, 1993                $24,789              $16,275            $ (8,514)

           Year ended December 31, 1994                $27,266              $13,929            $(13,337)





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